Exhibit 3.31
CERTIFICATE OF FORMATION
OF
SCOTT TOBACCO LLC
     This Certificate of Formation of Scott Tobacco LLC (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.
1.	The name of the Company is:
Scott Tobacco LLC
2.	The address of the registered agent of the Company in Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of its Registered Agent at that address is The Corporation Trust Company.
     IN WITNESS WHEREOF, the undersigned, an authorized person of the Company, has caused this Certificate of Formation to be duly executed as of the 15th day of December, 1999.

/s/ Katherin R. Perkins
Katherine R. Perkins, authorized to sign this Certificate of Formation on behalf of the Company